Exhibit 99.1

Banco Itaú Chile and subsidiaries As of and for the seven-month periods ended July 31, 2023 and 2022

The financial information of Banco Itaú Chile as of and for the seven-month periods ended July 31, 2023 and 2022 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

Commencing on January 1, 2022, we have implemented the regulatory changes put in place by the new accounting standards compendium issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Jul'23	Jul'22
Total loans			27,290,658	26,613,717
Total assets			42,248,627	40,519,819

Deposits and other demand liabilities			5,649,464	6,673,714
Time deposits and other time liabilities			12,715,211	11,180,252
Interbank borrowings			5,010,438	5,373,943
Debt and regulatory capital instruments issued			8,179,299	7,360,578

Equity			3,626,807	3,212,712
Total equity attributable to equity holders of the Bank			3,623,506	3,209,663
Non-controlling interest			3,301	3,049

YTD CONSOLIDATED INCOME STATEMENT			With reclassification of financial hedges[1]

In Ch$ million	7M'23	7M'22	7M'23	7M'22
Net operating profit before provision for loan losses[2]	849,478	865,444	863,106	804,501
Loan losses expense[3]	(191,175)	(141,379)	(191,175)	(141,379)
Total operating expenses[4]	(414,510)	(413,993)	(414,510)	(413,993)
Operating income	243,793	310,072	257,421	249,129
Income from investments in companies	2,773	2,781	2,773	2,781
Operating income before income taxes	246,566	312,853	260,194	251,910
Income taxes	(5,795)	(40,982)	(19,423)	19,961
Consolidated income for the period	240,771	271,871	240,771	271,871

Net income attributable to holders of the Bank	240,745	271,846	240,745	271,846
Non-controlling interest	26	25	26	25

1– Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad.

2– Net operating profit before provision for loan losses includes $60,725 million corresponding to the up-front payment received for the granting of the right to exclusive access to Cardif to the bank's distribution channels, the implementation of which was completed in April 2023.

3– Includes $8,100 million of additional provisions established during the seven-month period ended July 31, 2023 ($26,668 million established during the seven-month period ended July 31, 2022).

4– Includes $3,701 million of restructuring provision ‒associated to non-recurring expenses related to the operational and digital transformation in Chile‒ established in April 2023. (Includes $8,351 million of restructuring provision ‒associated to non-recurring expenses related to the operational and digital transformation in Colombia‒ established in May 2022).

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer